UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Vicon Industries, Inc.
__________________
 (Name of Issuer)

Common Stock
_________________________
(Title of Class of Securities)

925811-10-1
(CUSIP Number)

Anita G. Zucker, as Trustee of
The Article 6 Marital Trust
c/o The InterTech Group, Inc.
4838 Jenkins Avenue
North Charleston, SC 29405
(843) 744-5174
_________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]
______________________________________________________________________________________________________

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
_______________________________________________________________________________________________________________________________________________________________________________

*The Remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 925811-10-1

1	NAME OF REPORTING PERSONS: Anita G. Zucker, as Trustee of the Article 6 Marital Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 507,122 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 507,122 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 507,122
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 11.26%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 925811-10-1

This Amendment No. 7 to Schedule 13D is being filed by Anita G. Zucker, as Trustee of The Article 6 Marital Trust (the “Reporting Person”) to amend and supplement the Schedule 13D originally filed by the Reporting Person, as amended from time to time, with respect to the shares of common stock (the “Common Stock”) of Vicon Industries, Inc., a New York corporation (“Issuer”).

This Amendment is being filed to amend Items 4 and 6 of the Schedule 13D as set forth below:

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

This Schedule 13D is being filed by the Reporting Person to disclose the Reporting Person’s execution of a certain voting and lock-up agreement (the “Voting Agreement’) between IQinVision, Inc., a California corporation (“IQinVision”), the Reporting Person, Julian A. Tiedemann (a Director of the Issuer), and Kenneth M. Darby (Chairman and CEO of the Issuer), dated March 28, 2014, entered into in connection with that certain agreement and plan of merger and reorganization, dated March 28, 2014 (the “Merger Agreement”), pursuant to which the Issuer’s wholly-owned subsidiary, VI Merger Sub, Inc., will be merged with and into IQinVision, with IQinVision as the surviving subsidiary (the “Merger”).

Pursuant to the Voting Agreement, the Reporting Person agreed to vote its shares of Common Stock (i) in favor of the issuance of the Merger Consideration (as defined in the Merger Agreement”) pursuant to the Merger Agreement and any actions required in furtherance thereof, (ii) against any proposal or transaction involving the Issuer, the effect of which proposal or transaction is to delay, impair, prevent or nullify the Merger or the transactions contemplated by the Merger Agreement and (iii) against any other action or agreement that would result in a breach in any material respect of any covenant, representation or warranty of the Merger Agreement.  The Voting Agreement will terminate upon, among other things, the earlier of the effective time of the Merger or termination of the Merger Agreement.  The Reporting Person also delivered to IQinVision an irrevocable proxy in the form attached as Exhibit A to the Voting Agreement with respect to the voting of its shares of Common Stock on the foregoing matters in the event the Reporting Person fails to vote or attempts to vote in a manner inconsistent with the terms of the Voting Agreement.

A copy of the form of the Voting Agreement is filed as Exhibit 10.1 to the Current Report on Form 8-K of IQinVision filed with the Commission via EDGAR on March 31, 2014.  The description of the Voting Agreement included in this Schedule 13D/A is qualified in its entirety by reference to the filed exhibit.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(b) As a result of the Voting Agreement, the Reporting Person may be deemed to have shared voting and dispositive power with IQinVision with respect to the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following supplemental information:

The disclosures contained in Item 4 above are incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits

The following document is incorporated by reference as an exhibit:

Exhibit No.	Title
99.1
Form of Vicon Voting and Lock-Up Agreement dated as of March 28, 2014, by and between IQinVision, Inc. and Anita G. Zucker, as Trustee of the Article 6 Marital Trust, Kenneth M. Darby and Julian A. Tiedemann (incorporated by reference to Exhibit 10.1 to the Current Report on From 8-K of IQinVision, Inc., filed with Commission via EDGAR on March 31, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2014	/s/ Anita G. Zucker ___________________________ Anita G. Zucker, as Trustee for The Article 6 Marital Trust